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                             September 29, 2021

       Ning Li
       Chief Financial Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City,
       Guangdong Province 510620
       People   s Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed September 3,
2021
                                                            File No. 333-259304

       Dear Mr. Li:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-3 filed September 3, 2021

       Prospectus Cover Page, page i

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your ADSs or could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to
                                                        the use of variable
interest entities and data security or anti-monopoly concerns, has or
 Ning Li
FirstName
CNFinanceLastNameNing
           Holdings Ltd. Li
Comapany 29,
September NameCNFinance
              2021          Holdings Ltd.
September
Page 2    29, 2021 Page 2
FirstName LastName
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your information of the Company section should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities of subsidiaries. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Our Company, page 1

3. In a summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses,
 Ning Li
CNFinance Holdings Ltd.
September 29, 2021
Page 3
         including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Risk Factors, page 6

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 if you
have any questions.



FirstName LastNameNing Li                                       Sincerely,
Comapany NameCNFinance Holdings Ltd.
                                                                Division of
Corporation Finance
September 29, 2021 Page 3                                       Office of
Finance
FirstName LastName